Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.                                    Name and address of the Company.

COASTAL CONTACTS INC.

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

2.                                    Date of Material Change.

November 9, 2012

3.                                    News Release.

A news release disclosing the material change was released on November 9, 2012 through the facilities of Globe Newswire and was subsequently filed on SEDAR.

4.                                    Summary of Material Change.

Coastal Contacts Inc. (“Coastal”) announced that it intends to offer (the “Offering”), on a marketed basis, common shares (the “Common Shares”) of Coastal to raise aggregate gross proceeds of approximately U.S.$40.0 million, approximately U.S.$35.5 million for the account of Coastal and approximately U.S.$4.5 million for the account of certain of Coastal’s directors and executive officers (the “Selling Shareholders”).

5.                                    Full Description of Material Change.

On November 9, 2012, Coastal announced that it intends to offer, on a marketed basis, Common Shares to raise aggregate gross proceeds of approximately U.S.$40.0 million, approximately U.S.$35.5 million for the account of Coastal and approximately U.S.$4.5 million for the account of the Selling Shareholders. Coastal will not receive any proceeds from the sale of Common Shares by the Selling Shareholders.  The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing.

William Blair & Company, L.L.C., is acting as sole bookrunning manager, and Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC, Octagon Capital Corporation and PI Financial Corp. are acting as co-managers of the Offering (collectively, the “Underwriters”).  Coastal will also grant the Underwriters an over-allotment option to purchase additional Common Shares on the same terms as the Offering, in an amount equal to up to 15% of the number of Common Shares sold pursuant to the Offering, to cover over-allotments, if any, and for market stabilization purposes.  This option will be exercisable for a period of 30 days following closing.

Coastal intends to use the net proceeds from the Offering to accelerate its customer acquisition strategy, make certain capital expenditures and improve working capital to fund growth in new and existing distribution channels.

The Offering will be made pursuant to a supplement dated November 9, 2012 (the “Prospectus Supplement”) to Coastal’s short form base shelf prospectus dated November 7, 2012 (the “Shelf Prospectus”), both filed in British Columbia and Ontario, as well as in the United States as part of an effective registration statement on Form F-

10 filed with the U.S. Securities and Exchange Commission in accordance with the multi-jurisdictional disclosure system adopted by the United States and Canada.

Closing of the Offering will be subject to certain conditions, including receipt of approvals of The NASDAQ Stock Market LLC and the Toronto Stock Exchange.  The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

6.                                    Reliance on subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.                                    Omitted Information.

Not applicable.

8.                                    Executive Officer.

Terry Venderkruyk

Vice President, Corporate Development

Tel: 604.676.4498

9.                                      Date of Report.

November 14, 2012

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain “forward-looking statements” as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal.  Statements that are not historical fact are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.  Examples of such forward-looking statements include statements relating to: Coastal’s perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal’s anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal’s perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal’s business and the industry and markets in which it operates.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal’s expectations regarding forward-looking statements or information contained herein include, among others: that Coastal will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal’s actual future results or performance may be materially different due to a number of factors.  These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal’s ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.

Although Coastal believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof. Coastal does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.